Exhibit 99.1

Harry Winston Diamond Corporation Reports Diavik Diamond Mine Fourth Quarter Production

TORONTO, Jan. 15, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the fourth calendar quarter of 2012, the Diavik Diamond Mine produced 1.9 million carats from 0.5 million tonnes of ore processed, as compared to 1.6 million carats from 0.6 million tonnes of ore processed in the comparable quarter of the prior year. The 19% increase in carats recovered in the quarter was primarily due to improved grades in each of the kimberlite pipes, partially offset by the 17% decline in ore processed in the quarter, which was due to a reduction in processing plant throughput that resulted from changes in the geological composition of the ore. Open pit mining of the A-418 kimberlite pipe concluded in September, although processing of open pit ore from the A-418 kimberlite pipe will continue into calendar 2013.

For the 2012 calendar year, the Diavik Diamond Mine produced 7.2 million carats from 2.1 million tonnes of ore processed compared to production of 6.7 million carats from 2.2 million tonnes of ore processed in the prior year. Production for the 2012 calendar year consisted of 4.3 million carats produced from 1.2 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.4 million tonnes of ore from the A-154 South kimberlite pipe, and 0.9 million carats produced from 0.5 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2012 calendar year was an estimated 0.1 million carats from reprocessed plant rejects ("RPR").

The decrease in carats from the original 2012 calendar plan of 8.2 million carats was primarily due to deferring the processing and recovery of lower value carats from the RPR in favour of processing underground ore containing higher valued carats. Production was also impacted by a reduction in processing plant throughput due to changes in the geological composition of the ore.

A new mine plan and budget for calendar 2013 is under final review by Rio Tinto plc and the Company. The plan for calendar 2013 foresees Diavik Diamond Mine production of approximately 6 million carats from the mining and processing of approximately 1.6 million tonnes of ore with a further 0.2 million tonnes processed from stockpile ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.4 million tonnes from A-418 kimberlite pipes.  Included in the estimated production for calendar 2013 is approximately 0.6 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production.

Based on the prices from the most recent December sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Ore Type	December 2012 Average Price per Carat (in US dollars)
A-154 South	$135
A-154 North	$170
A-418	$95
RPR	$45

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about mining activities at the Diavik Diamond Mine and estimated production from the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, fluctuations in diamond prices, and changes in US and world economic conditions. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (917) 297-4781 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:10e 15-JAN-13